NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES NYSE American LLC hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on April 19, 2021, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(4) That the entire class of this security was redeemed or expired on March 31, 2021. The removal of the Preferred Stock Purchase Rights, par value $0.01 of Core Molding Technolgies, Inc. is being effected because the Exchange knows or is reliably informed that on March 31, 2021, all rights pertaining to the entire class of this security were extinguished. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended on April 7, 2021.